UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Inspirato Incorporated

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

45791E107

(CUSIP Number)

Kerry L. Killeen

Revolution LLC

1717 Rhode Island Avenue, N.W.

10th Floor

Washington, D.C. 20036

(202) 776-1400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 22, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45791E107
1.	Names of Reporting Persons Revolution Portico Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 888,423 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 888,423 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 888,423 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.9% of common stock (20.5% of Class A common stock) (3)(4)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by Revolution Portico Holdings LLC (“Portico”), Exclusive Resorts LLC (“Exclusive”), Alps Investment Holdings LLC (“Alps”), Revolution Management Company LLC (“Revolution”), and Stephen M. Case (“Case” and, with Portico, Exclusive, Alps and Revolution, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes (i) 50,000 shares of Class A common stock and (ii) 838,423 shares of Class A common stock issuable upon redemption of 838,423 New Common Units of Inspirato LLC held directly by Portico. Revolution serves as the sole manager of Portico. As such, Revolution possesses power to direct the voting and disposition of the shares beneficially owned by Portico and may be deemed to have indirect beneficial ownership of the shares beneficially owned by Portico. Revolution owns no securities of the Issuer directly. Case is the manager of Revolution. As such, Case possesses power to direct the voting and disposition of the shares beneficially owned by Portico and may be deemed to have indirect beneficial ownership of these shares. Case owns no securities of the Issuer directly.

(3)	Calculations of the percentage of common stock beneficially owned is based on a total of 6,399,769 shares of common stock (3,492,810 shares of Class A common stock and 2,906,959 shares of Class V common stock) outstanding as of November 2, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the Securities and Exchange Commission (“SEC”) on November 9, 2023.

(4)	Calculations of the percentage of Class A common stock beneficially owned is based on the sum of (i) 3,492,810 shares of Class A common stock issued and outstanding as of November 2, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the SEC on November 9, 2023 and (ii) Class A common stock issuable upon redemption of 838,423 New Common Units of Inspirato LLC beneficially owned by the Reporting Person, which are treated as exchanged for Class A common stock only for the purpose of computing the Class A common stock beneficial ownership percentage of the Reporting Person.

CUSIP No. 45791E107
1.	Names of Reporting Persons Exclusive Resorts LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 56,250 shares of Class A common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 56,250 shares of Class A common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,250 shares of Class A common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.9% of common stock (1.6% of Class A common stock) (3)(4)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes shares of Class A common stock issuable upon redemption of 56,250 New Common Units of Inspirato LLC held by Exclusive. Revolution serves as the sole manager of Exclusive. As such, Revolution possesses power to direct the voting and disposition of the shares beneficially owned by Exclusive and may be deemed to have indirect beneficial ownership of the shares beneficially owned by Exclusive. Revolution owns no securities of the Issuer directly. Case is the manager of Revolution. As such, Case possesses power to direct the voting and disposition of the shares beneficially owned by Exclusive and may be deemed to have indirect beneficial ownership of these shares. Case owns no securities of the Issuer directly.

(3)	Calculations of the percentage of common stock beneficially owned is based on a total of 6,399,769 shares of common stock (3,492,810 shares of Class A common stock and 2,906,959 shares of Class V common stock) outstanding as of November 2, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the SEC on November 9, 2023.

(4)	Calculations of the percentage of Class A common stock beneficially owned is based on the sum of (i) 3,492,810 shares of Class A common stock issued and outstanding as of November 2, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the SEC on November 9, 2023 and (ii) Class A common stock issuable upon redemption of 56,250 New Common Units of Inspirato LLC beneficially owned by the Reporting Person, which are treated as exchanged for Class A common stock only for the purpose of computing the Class A common stock beneficial ownership percentage of the Reporting Person.

CUSIP No. 45791E107
1.	Names of Reporting Persons Alps Investment Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,973 shares of Class A common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,973 shares of Class A common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,973 shares of Class A common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3% of common stock (0.6% of Class A common stock) (3)(4)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are held directly by Alps. Revolution serves as the sole manager of Alps. As such, Revolution possesses power to direct the voting and disposition of the shares beneficially owned by Alps and may be deemed to have indirect beneficial ownership of the shares beneficially owned by Alps. Revolution owns no securities of the Issuer directly. Case is the manager of Revolution. As such, Case possesses power to direct the voting and disposition of the shares beneficially owned by Alps and may be deemed to have indirect beneficial ownership of these shares. Case owns no securities of the Issuer directly.

(3)	Calculations of the percentage of common stock beneficially owned is based on a total of 6,399,769 shares of common stock (3,492,810 shares of Class A common stock and 2,906,959 shares of Class V common stock) outstanding as of November 2, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the SEC on November 9, 2023.

(4)	Calculations of the percentage of Class A common stock beneficially owned is based on 3,492,810 shares of Class A common stock issued and outstanding as of November 2, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the SEC on November 9, 2023.

CUSIP No. 45791E107
1.	Names of Reporting Persons Revolution Management Company LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 964,646 shares of Class A common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 964,646 shares of Class A common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 964,646 shares of Class A common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.1% of common stock (22.0% of Class A common stock) (3)(4)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes (A) shares of Class A common stock issuable upon redemption of (i) 838,423 New Common Units of Inspirato LLC held by Portico and (ii) 56,250 New Common Units of Inspirato LLC held by Exclusive; (B) 50,000 shares of Class A common stock held by Portico; and (C) 19,973 shares of Class A common stock held by Alps. Revolution serves as the sole manager of each of Portico, Exclusive and Alps. As such, Revolution possesses power to direct the voting and disposition of the shares beneficially owned by Portico, Exclusive and Alps and may be deemed to have indirect beneficial ownership of the shares beneficially owned by Portico, Exclusive and Alps. Revolution owns no securities of the Issuer directly. Case is the manager of Revolution. As such, Case possesses power to direct the voting and disposition of the shares beneficially owned by Portico, Exclusive and Alps and may be deemed to have indirect beneficial ownership of these shares. Case owns no securities of the Issuer directly.

(3)	Calculations of the percentage of common stock beneficially owned is based on a total of 6,399,769 shares of common stock (3,492,810 shares of Class A common stock and 2,906,959 shares of Class V common stock) outstanding as of November 2, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the SEC on November 9, 2023.

(4)	Calculations of the percentage of Class A common stock beneficially owned is based on the sum of (i) 3,492,810 shares of Class A common stock issued and outstanding as of November 2, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the SEC on November 9, 2023 and (ii) Class A common stock issuable upon redemption of 894,673 New Common Units of Inspirato LLC beneficially owned by the Reporting Person, which are treated as exchanged for Class A common stock only for the purpose of computing the Class A common stock beneficial ownership percentage of the Reporting Person.

CUSIP No. 45791E107
1.	Names of Reporting Persons Stephen M. Case
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 964,646 shares of Class A common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 964,646 shares of Class A common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 964,646 shares of Class A common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.1% of common stock (22.0% of Class A common stock) (3)(4)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes (A) shares of Class A common stock issuable upon redemption of (i) 838,423 New Common Units of Inspirato LLC held by Portico and (ii) 56,250 New Common Units of Inspirato LLC held by Exclusive; (B) 50,000 shares of Class A common stock held by Portico; and (C) 19,973 shares of Class A common stock held by Alps. Revolution serves as the sole manager of each of Portico, Exclusive and Alps. As such, Revolution possesses power to direct the voting and disposition of the shares beneficially owned by Portico, Exclusive and Alps and may be deemed to have indirect beneficial ownership of the shares beneficially owned by Portico, Exclusive and Alps. Revolution owns no securities of the Issuer directly. Case is the manager of Revolution. As such, Case possesses power to direct the voting and disposition of the shares beneficially owned by Portico, Exclusive and Alps and may be deemed to have indirect beneficial ownership of these shares. Case owns no securities of the Issuer directly.

(3)	Calculations of the percentage of common stock beneficially owned is based on a total of 6,399,769 shares of common stock (3,492,810 shares of Class A common stock and 2,906,959 shares of Class V common stock) outstanding as of November 2, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the SEC on November 9, 2023.

(4)	Calculations of the percentage of Class A common stock beneficially owned is based on the sum of (i) 3,492,810 shares of Class A common stock issued and outstanding as of November 2, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the SEC on November 9, 2023 and (ii) Class A common stock issuable upon redemption of 894,673 New Common Units of Inspirato LLC beneficially owned by the Reporting Person, which are treated as exchanged for Class A common stock only for the purpose of computing the Class A common stock beneficial ownership percentage of the Reporting Person.

Explanatory Note: This Amendment No. 2 (the “Amendment”) amends and restates the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 22, 2022, as amended on August 17, 2023 (as amended, the “Original Schedule 13D”) and is filed on behalf of Revolution Portico Holdings LLC (“Portico”), Exclusive Resorts LLC (“Exclusive”), Alps Investment Holdings LLC (“Alps”), Revolution Management Company LLC (“Revolution”), and Stephen M. Case (“Case” and, with Portico, Exclusive, Alps and Revolution, collectively, the “Reporting Persons”). This Amendment relates to the Class A common stock, par value $0.0001 per share (“Common Stock”), of Inspirato Incorporated, a Delaware corporation (the “Issuer” or “Inspirato”). This Amendment is being filed by the Reporting Persons to update ownership information following the Company’s 1-for-20 reverse stock split of the Company’s Class A Common Stock, Class B Common Stock and Class V Common Stock, effected on October 16, 2023 (the “Reverse Stock Split”) and to make other updates in the disclosures from the Original Schedule 13D, as set forth herein. All share and per share amounts set forth herein have been adjusted to reflect the Reverse Stock Split.

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Class A Common Stock, $0.0001 par value (“Class A common stock”) of Inspirato. The address of the principal executive offices of Inspirato is 1544 Wazee Street, Denver, CO 80202. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by Revolution Portico Holdings LLC (“Portico”), Exclusive Resorts LLC (“Exclusive”), Alps Investment Holdings LLC (“Alps”), Revolution Management Company LLC (“Revolution”), and Stephen M. Case (“Case” and, with Portico, Exclusive, Alps and Revolution, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)	The principal business office of the Reporting Persons other than Exclusive is 1717 Rhode Island Avenue NW, 10th Floor, Washington, DC 20036. The principal business office of Exclusive is 1601 19th St., Suite 500, Denver, CO 80202.

(c)	The principal business of the Reporting Persons other than Exclusive is venture capital investments. The principal business of Exclusive is a destination club. Case serves as the manager of Revolution, which is the manager of each of Portico, Exclusive and Alps.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Portico, Exclusive, Alps and Revolution was organized in the state of Delaware and Case is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Business Combination Transaction

On February 11, 2022, as contemplated by the Business Combination Agreement, dated as of September 30, 2021 (as amended, the “Business Combination Agreement”), by and among Thayer, Passport Merger Sub I Inc., a Delaware corporation and wholly-owned subsidiary of Thayer (“Blocker Merger Sub 1”), Passport Merger Sub II Inc., a Delaware corporation and wholly-owned subsidiary of Thayer (“Blocker Merger Sub 2”), Passport Merger Sub III Inc., a Delaware corporation and wholly-owned subsidiary of Thayer (“Blocker Merger Sub 3” and together with Blocker Merger Sub 1 and Blocker Merger Sub 2, and any blocker merger sub that becomes party to the Business Combination Agreement by executing a joinder thereto, the “Blocker Merger Subs,” and together with the Company Merger Sub, the “Merger Subs”), KPCB Investment I, Inc., a Delaware corporation (“KPCB Blocker”), Inspirato Group, Inc., a Delaware corporation (“IVP Blocker”), W Capital Partners III IBC, Inc., a Delaware corporation (“W Capital Blocker,” and together with KPCB Blocker and the IVP Blocker and any Non-Party Blocker, the “Blockers”), Passport Company Merger Sub, LLC, a Delaware limited liability company (“Company Merger Sub”), and Inspirato LLC, a Delaware limited liability company (“Inspirato LLC”), Thayer consummated the transactions contemplated by the Business Combination Agreement, whereby, (i) KPCB Blocker merged with and into Blocker Merger Sub 1, with Blocker Merger Sub 1 as the surviving company and wholly-owned subsidiary of Thayer (the “KPCB Blocker Merger”), (ii) IVP Blocker merged with and into Blocker Merger Sub 2, with Blocker Merger Sub 2 as the surviving company and wholly-owned subsidiary of Thayer (the “IVP Blocker Merger”), (iii) W Capital Blocker merged with and into Blocker Merger Sub 3, with Blocker Merger Sub 3 as the surviving company and wholly-owned subsidiary of Thayer (the “W Capital Blocker Merger,” and together with the KPCB Blocker Merger and the IVP Blocker Merger and the mergers involving the Non-Party Blockers, the “Blocker Mergers”) and (iv) immediately following the Blocker Mergers, Company Merger Sub merged with and into Inspirato LLC, with Inspirato LLC as the surviving company, resulting in Inspirato LLC becoming a subsidiary of Thayer (together with the Blocker Mergers and the other transactions related thereto, the “Business Combination”).

In connection with the closing of the Business Combination (the “Closing”), among other things, (i) Thayer changed its name to “Inspirato Incorporated” (ii) each of the then issued and outstanding shares of Class A common stock, par value $0.0001 per share, of Thayer (the “Thayer Class A Common Stock”), converted automatically, on a one-for-one basis, into a share of Class A common stock of Inspirato, (iii) each of the then issued and outstanding shares Class B common stock, par value $0.0001 per share, of Thayer (the “Thayer Class B Common Stock”), converted automatically, on a one-for-one basis, into a share of Class A common stock of Inspirato, (iv) each of the then issued and outstanding private placement warrants of Thayer (the “Thayer Private Warrants”) converted automatically into a redeemable warrant to purchase one share of Class A common stock of Inspirato (the “Inspirato Warrants”) pursuant to the Assignment, Assumption and Amendment Agreement among the Company and Computershare Trust Company, N.A., as warrant agent, in respect of the Warrant Agreement, dated December 10, 2020, by and between Thayer and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), (v) each of the then issued and outstanding redeemable warrants of Thayer issued in connection with Thayer’s IPO (the “Thayer Public Warrants”) converted automatically into an Inspirato Warrant pursuant to the Warrant Agreement, and (vi) each of the then issued and outstanding units of Thayer that had not been previously separated into the underlying Thayer Class A common stock and Thayer Public Warrant upon the request of the holder thereof (the “Thayer Units”), were cancelled and entitled the holder thereof to one share of Class A common stock of Inspirato and one-half of one Inspirato Warrant. No fractional Inspirato Warrants were issued upon separation of the Thayer Units.

Also in connection with the Closing, (i) the equity interests of each Blocker were cancelled and converted into the right to receive (A) a number of shares of Class A common stock of Inspirato equal to approximately 37.2275 (the “Exchange Ratio”) for each unit of Inspirato LLC owned by such Blocker (adjusted upward for cash and cash equivalents of such Blocker and adjusted downward for debt and transaction expenses of such Blocker) plus (B) certain rights under the Tax Receivable Agreement; (ii) each outstanding unit of Inspirato (other than any units held by Thayer or any of its subsidiaries following the Blocker Mergers) was cancelled and converted into the right to receive (A) a number of New Common Units of Inspirato LLC equal to the Exchange Ratio, (B) an equal number of shares of Class V common stock, par value $0.0001 per share, of Inspirato (the “Inspirato Class V Common Stock,” and together with the Inspirato Class A common stock, the “Inspirato Common Stock”), which has no economic value, but entitles the holder thereof to one vote per share, and (C) certain rights under the Tax Receivable Agreement; and (iii) each option to purchase Inspirato units converted into an option to purchase Class A common stock of Inspirato.

In connection with the Closing, Portico received 888,423 New Common Units of Inspirato LLC and 888,423 shares of Inspirato Class V Common Stock, and Exclusive received 56,250 New Common Units of Inspirato LLC and 56,250 shares of Inspirato Class V Common Stock.

The foregoing description of the Business Combination does not purport to be complete and is qualified in its entirety by the full text of the Business Combination Agreement and the Amendment to the Business Combination Agreement, copies of which are attached hereto as Exhibit B and Exhibit C and incorporated herein by reference.

PIPE Investment

In connection with the execution of the Business Combination Agreement, Thayer entered into subscription agreements (as amended, the “Subscription Agreements”) with certain investors (collectively, the “PIPE Investors”) pursuant to which the PIPE Investors agreed to purchase, in the aggregate, approximately 440,000 shares of Thayer Class A Common Stock (which became Class A common stock of Inspirato upon the effectiveness of the Inspirato Certificate of Incorporation (as defined below)) at $200.00 per share (the “PIPE Shares”) for an aggregate commitment amount of approximately $88.5 million. Pursuant to the Subscription Agreements, Inspirato agreed to provide the PIPE Investors with certain registration rights with respect to the PIPE Shares. The PIPE investment was consummated substantially concurrently with the Closing.

Alps purchased 25,000 PIPE Shares for an aggregate purchase price $5.0 million.

The source of the funds used by the reporting persons for the purchase of the PIPE Shares and the units of Inspirato LLC that were exchanged for New Common Units and Class V Common Stock in the Business Combination was the contribution of capital from their respective equity investors.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review the investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons, subject to certain provisions of the law, may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions, including sales for U.S. federal income tax purposes. In addition, the Reporting Persons may engage in discussions with management, the board of directors of the Issuer (the “Board”), other securityholders of the Issuer, and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. To facilitate consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in its consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a) – (b). The following information with respect to the ownership of the Class A common stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of November 22, 2023:

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (4)(5)
Portico (1)	888,423	0	888,423	0	888,423	888,423	13.9% of common stock (20.5% of Class A common stock)
Exclusive (2)	56,250	0	56,250	0	56,250	56,250	0.9% of common stock (1.6% of Class A common stock)
Alps (3)	19,973	0	19,973	0	19,973	19,973	0.3% of common stock (0.6% of Class A common stock)
Revolution (1) (2) (3)	0	0	964,646	0	964,646	964,646	15.1% of common stock (22.0% of Class A common stock)
Case (1) (2) (3)	0	0	964,646	0	964,646	964,646	15.1% of common stock (22.0% of Class A common stock)

(1)	Includes (i) 50,000 shares of Class A common stock and (ii) 838,423 shares of Class A common stock issuable upon redemption of 838,423 New Common Units of Inspirato LLC held directly by Portico. Revolution serves as the sole manager of Portico. As such, Revolution possesses power to direct the voting and disposition of the shares beneficially owned by Portico and may be deemed to have indirect beneficial ownership of the shares that may be acquired by Portico. Revolution owns no securities of the Issuer directly. Case is the manager of Revolution. As such, Case possesses power to direct the voting and disposition of the shares beneficially owned by Portico and may be deemed to have indirect beneficial ownership of these shares. Case owns no securities of the Issuer directly.

(2)	Includes 56,250 shares of Class A common stock issuable upon redemption of 56,250 New Common Units of Inspirato LLC held by Exclusive. Revolution serves as the sole manager of Exclusive. As such, Revolution possesses power to direct the voting and disposition of the shares beneficially owned by Exclusive and may be deemed to have indirect beneficial ownership of the shares that may be acquired by Exclusive. Revolution owns no securities of the Issuer directly. Case is the manager of Revolution. As such, Case possesses power to direct the voting and disposition of the shares beneficially owned by Exclusive and may be deemed to have indirect beneficial ownership of these shares. Case owns no securities of the Issuer directly.

(3)	Includes 19,973 shares of Class A common stock held directly by Alps. Revolution serves as the sole manager of Alps. As such, Revolution possesses power to direct the voting and disposition of the shares owned by Alps and may be deemed to have indirect beneficial ownership of the shares held by Alps. Revolution owns no securities of the Issuer directly. Case is the manager of Revolution. As such, Case possesses power to direct the voting and disposition of the shares owned by Alps and may be deemed to have indirect beneficial ownership of these shares. Case owns no securities of the Issuer directly.

(4)	Calculations of the percentage of common stock beneficially owned is based on a total of 6,399,769 shares of common stock (3,492,810 shares of Class A common stock and 2,906,959 shares of Class V common stock) outstanding as of November 2, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the SEC on November 9, 2023.

(5)	Calculations of the percentage of Class A common stock beneficially owned is based on (i) 3,492,810 shares of Class A common stock issued and outstanding as of November 2, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the SEC on November 9, 2023 and (ii) Class A common stock issuable upon redemption of New Common Units of Inspirato LLC beneficially owned by the Reporting Person, which are treated as exchanged for Class A common stock only for the purpose of computing the Class A common stock beneficial ownership percentage of the Reporting Person.

(c)	None of the Reporting Persons has effected any transactions in shares of the Issuer’s Class A common stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Class A common stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Amended & Restated Limited Liability Company Agreement

On February 11, 2022, in connection with the Closing, Inspirato and the other holders of the New Common Units entered into the Ninth Amended and Restated Limited Liability Company of Inspirato LLCA, which agreement has subsequently been amended and restated, most recently as of October 16, 2023 (as amended and restated through the date hereof, the “A&R Inspirato LLCA”). The A&R Inspirato LLCA governs the operations of Inspirato LLC and the rights and obligations of the holders of the New Common Units.

Under the A&R Inspirato LLCA, the holders of the New Common Units (including Portico and Exclusive) will have the right to require Inspirato LLC to redeem all or a portion of such New Common Units, together with the cancellation of an equal number of shares of Inspirato Class V Common Stock, for, at Inspirato’s election, an equal number of shares of Class A common stock of Inspirato, or a corresponding amount of cash, in each case contributed to Inspirato LLC by Inspirato, provided that Inspirato may elect to effect a direct exchange of such cash or Class A common Stock for such New Common Units in lieu of any such redemption, all in accordance with the terms and subject to certain restrictions set forth in the A&R Inspirato LLCA. In addition, Inspirato generally will have the right to require, upon a change of control of Inspirato, each holder of the New Common Units (other than Inspirato) to exercise its exchange right with respect to some or all of its New Common Units. As holders of the New Common Units cause their New Common Units to be redeemed or exchanged, holding other assumptions constant, Inspirato’s membership interest in Inspirato LLC will correspondingly increase, the number of shares of Class A common stock outstanding will increase, and the number of shares of Inspirato Class V Common Stock will decrease.

The foregoing description of the redemption provisions of the A&R Inspirato LLCA is a summary only and is qualified in its entirety by the full text of the A&R Inspirato LLCA, a copy of which is filed herewith as Exhibit E and incorporated herein by reference.

Amended and Restated Registration Rights Agreement

On February 11, 2022, in connection with the Closing, Inspirato, the Sponsor, Thayer’s directors, certain equity holders of Inspirato, and the other parties thereto entered into the Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”).

Pursuant to the Registration Rights Agreement, Inspirato agreed to file with the SEC a shelf registration statement registering the resale of certain shares of Class A common stock from time to time (the “Resale Registration Agreement”), and to use commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as practicable after the filing thereof. Inspirato has filed the Resale Registration Statement with the SEC and the Resale Registration Statement was declared effective on February 11, 2022. The equityholders party to the Registration Rights Agreement, including Portico and Exclusive may demand underwritten offerings, including block trades, of their registrable securities from time to time. Each such group of demanding holders may request to sell all or any portion of their registrable securities in an underwritten offering as long as the total offering price is expected to exceed in the aggregate $20.0 million. Parties subject to the Registration Rights Agreement will be entitled to unlimited piggyback registration rights, subject to certain exceptions in the case of demands for underwritten block trades.

The foregoing description is qualified in its entirety by the full text and form of the Registration Rights Agreement, a copy of which is filed herewith as Exhibit D and incorporated herein by reference.

PIPE Subscription Agreements

The Subscription Agreements required Inspirato to file with the SEC, a shelf registration statement covering the resale of the PIPE Shares and to use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof. The PIPE Shares were included on the Resale Registration Statement.

The foregoing description is qualified in its entirety by the full text and form of the Subscription Agreement, a copy of which is filed herewith as Exhibit F and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).

B.	Business Combination Agreement (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 1-39791), filed September 30, 2021).

C.	Amendment to Business Combination Agreement (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K (File No. 1-39791), filed September 15, 2021).

D.	Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 1-39791), filed February 14, 2022).

E.	Eleventh Amended and Restated Limited Liability Company Agreement of Inspirato LLC (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (File No. 1-39791), filed October 18, 2023).

F.	Subscription Agreement (incorporated by reference to Exhibit 10.5 to the Issuer’s Registration Statement on Form S-4 (Registration No. 333-259570), filed September 16, 2021).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2023

Revolution Portico Holdings LLC

By:	Revolution Management Company LLC
its	Manager

By:	/s/ Stephen M. Case
Name: Stephen M. Case
Title: Manager

Exclusive Resorts LLC

By:	/s/ Stephen M. Case
Name: Stephen M. Case
Title: Co-Chair

Alps Investment Holdings LLC

By:	Revolution Management Company LLC
its	Manager

By:	/s/ Stephen M. Case
Name: Stephen M. Case
Title: Manager

Revolution Management Company LLC

By:	/s/ Stephen M. Case
Name: Stephen M. Case
Title: Manager

/s/ Stephen M. Case
Stephen M. Case

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).